Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are excerpts from a script for speeches given by Marius Kloppers, Chief Executive Officer, BHP Billiton and Don Argus, Chairman, BHP Billiton at BHP Billiton Plc’s Annual General Meeting held October 23, 2008, and made available on that date.

Marius Kloppers, Chief Executive Officer, BHP Billiton

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There is no doubt that on our own we are extremely well positioned. We believe, however, that our proposed combination with Rio Tinto provides even greater benefits now.

BHP Billiton and Rio Tinto are uniquely complementary in the commodities we produce, in our geographic locations, our cultures and customer bases. A combination of these two companies would unlock synergies and provide greater value than either of the two companies can provide alone. These synergies only exist when the companies are put together. These synergies are particularly valuable in today’s economic environment.

BHP Billiton does not need Rio Tinto to have a great future, but we believe the two companies combined will be better placed to meet the world’s future needs for our products, at lower capital and operating costs, and from a position of combined strength.

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Don Argus, Chairman, BHP Billiton

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The final major subject raised by shareholders is the proposed acquisition of Rio Tinto.

The first point to make here is that, while some commentators have described this proposal in terms of a battle, the reality is somewhat different.

From our perspective, this is about maximising value, for both sets of shareholders, for customers and all our stakeholders.

We are focused on large, long-life, low-cost, expandable and export-oriented assets diversified by commodity and geography and that are consistently profitable through the commodity cycle.

We believe that BHP Billiton and Rio Tinto are similar companies, with exposure to similar commodities and assets and the value to be extracted is because of this similarity.

We believe this value is unique, and is only available to both sets of shareholders through a combination of BHP Billiton and Rio Tinto. No individual company can deliver this value creation alone.

So what does a combined BHP Billiton and Rio Tinto mean for shareholders?

We believe the new combined company would have several key features:

•	the ability to lower costs by optimising the use of assets and infrastructure, particularly those located close to each other;

•	a more diversified asset portfolio creating lower risk for shareholders in the current uncertain economic environment;

•	the ability to deliver volume to customers on an accelerated basis to meet their demand for resources;

•	a management team drawn from the best of both BHP Billiton and Rio Tinto that will have exceptional experience and depth;

•	a commitment to continue with our progressive dividend policy; and

•	importantly, strong cash flows and a strong balance sheet that will allow re-investment throughout the economic cycle.

This is why we believe the two companies combined will be better placed to meet the world’s future demand for resources.

Therefore, the decision for Rio Tinto shareholders isn’t whether Rio Tinto has a better future than BHP Billiton, but whether Rio Tinto, on a stand alone basis, has a better future than a combined BHP Billiton and Rio Tinto.

Finally, let me turn to the timetable for the offer.

As I indicated to you in my letter in September, we continue to engage with the regulators in the various jurisdictions where we operate, and we continue to work towards completing the regulatory review process for the offer by early 2009.

Following satisfaction of the pre-conditions, we will send formal offer documents and acceptance forms to Rio Tinto shareholders. We will also convene an Extraordinary General Meeting at which BHP Billiton’s shareholders will have the opportunity to approve the offer for Rio Tinto.

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The directors of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton”) accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

In connection with the offer and sale of securities BHP Billiton would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders, BHP Billiton has filed with the US Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which contains a preliminary prospectus (the “Prospectus”), and will file additional relevant materials with the SEC. This communication is not a substitute for the Registration Statement or the Prospectus that BHP Billiton has filed, or any amendments or supplements to those documents BHP Billiton may file, with the SEC.

US INVESTORS AND US HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov). Copies of such documents may also be obtained from BHP Billiton without charge.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.